Exhibit 99.1

May 5, 2010	TSX - HNC

Hard Creek selects Balloch Group as China representative

(Vancouver, B.C.) – Mark Jarvis, President of Hard Creek Nickel Corp. (T-HNC) announced today that the Company had signed an agreement with Balloch Group to be Hard Creek’s exclusive representative in China.

“Our project has progressed to the point where a partner with financial depth is required to take it to the next stage,” said Mr. Jarvis. “We think it is likely that China will be part of the picture going forward. Balloch Group, with their experience and recent track record putting Chinese capital together with international mining projects, represents the best available choice for us to source a partner with an appetite for nickel output.”

About Balloch Group

The Balloch Group (TBG) is a leading independent financial advisory and merchant banking firm with its headquarters in Beijing. Founded in 2001 by Howard Balloch upon his retirement as Canada’s Ambassador to China, TBG (www.ballochgroup.com) now offers a full range of investment banking services and was China’s #1 boutique investment bank in both 2008 and 2009 as ranked by ChinaVenture, a Shanghai-based research firm.

About Hard Creek Nickel

Hard Creek Nickel’s core asset is the 100% owned Turnagain Nickel Project, located in north central British Columbia. A recently updated Preliminary Assessment (PA) by Wardrop, a Tetra Tech Company, concluded that the project is potentially mineable and recommendations have been made to Hard Creek Nickel to proceed to pre-feasibility level.

The PA recommends an open pit mining method, milling at a rate of 87,000 tonnes per day, conventional flotation and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With base-case long-term prices of US$8.50 per lb for nickel and US$17.50 per lb for cobalt, the PA estimates that the project has a pre-tax Net Present Value of US$715 million at an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

The project will produce an average of 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of US$3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of by-product credits (cobalt).

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Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be US$2.92 billion.

The PA, compiled by Wardrop, a Tetra Tech Company, is also available for viewing on the company’s website www.hardcreek.com.

Options Set

Balloch Group will be granted 500,000 options with a strike price of $0.41, subject to TSX approval.

On behalf of the Board of Directors,

“MARK JARVIS”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

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